Exhibit 99.1

Hut 8 Mining to Release Q2 2021 Results and Host Conference Call on August 12, 2021

TORONTO, Aug. 6, 2021 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce its intention to release its results for the quarter ended June 30, 2021 and to host a conference call on August 12, 2021.

Shareholders will hear from Hut 8 Executives, who will review the second quarter financial results and comment on the outlook for the balance of 2021.

Hut 8's results for the quarter ended June 30, 2021 will be shared via press release and on the Company's website at hut8mining.com before 9:30 a.m. ET on August 12, 2021. The conference call will commence at 10:00 a.m. ET. Those wishing to join via telephone should dial in 5 minutes early to the number below using the confirmation number 50199320:

•	1 (866)-215-5508 Canada Toll Free

•	For those joining from outside of Canada, a current list of available local and international freephone telephone numbers can be found here.

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

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SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/06/c6631.html

%SEDAR: 00033355E

For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:00e 06-AUG-21